Issuer Free Writing Prospectus dated March 5, 2012

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-179890

Pricing Term Sheet dated March 5, 2012 to Preliminary Prospectus dated March 5, 2012 of Pinnacle Entertainment, Inc.

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus.

The information in this Pricing Term Sheet supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus.

Issuer:	Pinnacle Entertainment, Inc.

Security Description:	Senior Subordinated Notes

Face:	$325,000,000

Gross Proceeds:	$325,000,000

Net Proceeds (before expenses)	$319,312,500

Coupon:	7.750%

Maturity:	April 1, 2022

Offering Price:	100.000%

Yield to Maturity:	7.750%

Spread to Treasury:	+575basis points

Benchmark:	UST 2% due February 15, 2022

Interest Pay Dates:	April 1 and October 1

Beginning:	October 1, 2012

Equity Clawback:	Up to 35% at 107.750%

Until:	April 1, 2015

Optional Redemption:	Makewhole call @ T+50bps prior to April 1, 2017 then:

On or after:	Price:
April 1, 2017	103.875%
April 1, 2018	102.583%
April 1, 2019	101.292%
April 1, 2020 and thereafter	100.000%

Change of control:		Put @ 101% of principal plus accrued interest

Trade Date:		March 5, 2012

Settlement Date:	(T+10)	March 19, 2012

CUSIP:		723456AP4

ISIN:	US723456AP49

Denominations:	2,000 × 1,000

Joint Book-Running Managers:	J.P. Morgan BofA Merrill Lynch Barclays Capital Credit Agricole CIB Deutsche Bank Securities UBS Investment Bank

Co-Managers:	Capital One Southcoast Wells Fargo Securities

Use of Proceeds:	We intend to use the net proceeds of this offering and the term loan to redeem our 7.5% senior subordinated notes due 2015. We intend to send a 15-day conditional redemption notice to the holders of such notes and terminated the tender offer for such notes. The redemption price for the 7.5% notes would be equal to 103.750% of par, plus accrued and unpaid interest. The redemption is conditioned upon the closing and receipt of sufficient net proceeds from the offering and term loan to redeem the notes. We also expect to use the remaining net proceeds from the offering, if any, for general corporate purposes, including funding our development projects.

We estimate that the net proceeds from this offering (after deducting discounts to the underwriters and estimated expenses of the offering) will be approximately $318.5 million.

At the year ended December 31, 2011, on an as adjusted basis to give effect to this offering and the application of the estimated net proceeds, including the repurchase of our 7.5% notes pursuant to the tender offer, we had a total capitalization of $1,877 million, total long-term debt of $1,371 million, including $325 million of indebtedness associated with our new senior subordinated notes and cash and cash equivalents of $204 million. This information supplements the information contained in the capitalization table under the column heading “As adjusted” on pages S-43 and S-44 of the preliminary prospectus supplement.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-245-8812.

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